SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-8

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

MINES MANAGEMENT, INC.
(Exact Name of Registrant as Specified in its Charter)

Idaho

(State or other Jurisdiction
of incorporation or organization)

91-0538859

(I.R.S. Employer
Identification Number)

905 W. Riverside Avenue, Suite 311
Spokane, Washington 99201
(509) 838-6050
(Address and Telephone of Principal Executive Offices)

Mines Management, Inc.1998 Stock Option Plan
Mines Management, Inc., 1998 Incentive Stock Option Plan
Mines Management, Inc., 2003 Stock Option Plan
Mines Management, Inc., 2003 Consultant Stock Compensation Plan
(Full Title of Plan)

Glenn Dobbs, President and Chief Executive Officer
905 W. Riverside Avenue, Suite 311
Spokane, Washington 99201
(509) 838-6050
(Name, address and telephone number of agent for service)

Copies to:
Gregory B. Lipsker, Esq.
Workland & Witherspoon, PLLC
Washington Mutual Financial Center
601 West Main Avenue
Spokane, WA 99201
509-455-9077

1

CALCULATION OF REGISTRATION FEE

TITLE OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED(1)	PROPOSED MAXIMUM OFFERING PRICE PER SHARE	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE	AMOUNT OF REGISTRA-TION FEE (2)
Common Stock, $.01 par value under the Mines Management, Inc. 1998 Stock Option Plan	460,000	$ 1.74	$ 800,400	$64.83
Common Stock, $.01 par value under the Mines Management, Inc., 1998 Incentive Stock Option Plan	460,000	$ 1.74	$ 800,400	$64.83
Common Stock, $.01 par value under the Mines Management, Inc., 2003 Stock Option Plan	1,200,000	$ 1.74	$2,088,000	$169.13
Common Stock, $.01 par value under the Mines Management, Inc., 2003 Consultant Stock Compensation Plan	400,000	$ 1.74	$ 696,000	$56.38
TOTAL REGISTRATION FEE				$355.17

 (1)   Together with an indeterminate number of additional shares that may be necessary to adjust the number of shares reserved for issuance pursuant to such employee benefit plans as the result of any future stock split, stock dividend or similar adjustment of the Registrant's outstanding Common Stock.

(2)   Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the bid and asked price for the Common Stock on April 17, 2003.

PART I

<u>INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS</u>

This Registration Statement (the "Registration Statement") relates to the issuance of shares of common stock, par value $.01 per share (the "Common Stock") of Mines Management, Inc., an Idaho corporation, (the "Company") to persons who participate in the Mines Management, Inc.1998 Stock Option Plan; the Mines Management, Inc., 1998 Incentive Stock Option Plan, the Mines Management, Inc., 2003 Stock Option Plan and the Mines Management, Inc., 2003 Consultant Stock Compensation Plan (collectively, the "Plan").

The documents containing the information required to be included in Part I of this Registration Statement will be given or sent to all persons who participate in the Plan, as specified by Rule 428 under the Securities Act of 1933, as amended. Such documents are not required to be filed with the Securities and Exchange Commission either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424. Such documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act of 1933, as amended.

PART II

<u>INFORMATION REQUIRED IN THE REGISTRATION STATEMENT</u>

Item 3. Incorporation of Documents by Reference.

The following documents which have been heretofore filed with the Securities and Exchange Commission (the "Commission") by the Company pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated by reference in this Registration Statement materials:

(a) The registrant's annual report of Form 10-KSB for the year ended December 31, 2002 filed on April 15, 2003, which contains audited financial statements for the most recent fiscal year for which such statements have been filed;

(b) All other reports filed by the Company with the Commission pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (the Exchange Act) since the end of the fiscal year covered by the Annual Report on Form 10-KSB referred to in (a) above.

(c) The description of the Company's Common Stock contained in the Form 10-SB filed on November 12, 1998 as amended on February 11, 1999, including any amendments or reports filed for the purpose of updating such description..

All other documents filed by the Company after the date of this Registration Statement under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all such securities then remaining unsold, shall also be deemed to be incorporated by reference into this Registration Statement and to be a part hereof commencing on the respective dates on which such documents are filed

A statement contained in any incorporated document shall be modified or superseded for the purposes of this Registration Statement if it is modified or superseded by a document that is also incorporated in this Registration Statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Not Applicable

Item 5. Interests of Named Experts and Counsel.

None

Item 6. Indemnification of Directors and Officers.

The Company's Articles of Incorporation authorizes the Company to indemnify its officers and directors against liabilities they incur in such positions to the full extent of the law as now enacted or hereafter existing. Pursuant to the Idaho Business Corporations Act, both permissible and mandatory indemnification is provided for officers and directors of the Company.

Permissive Indemnification

(1) Except as otherwise provided by law, a corporation may indemnify an individual who is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal (a "Proceeding") because he is a director against liability incurred in the proceeding if:

(a)   (i) He conducted himself in good faith; and

(ii) He reasonably believed:

(A) In the case of conduct in his official capacity, that his conduct was in the best interest of the corporation, and
(B) In all cases, that his conduct was at least not opposed to the best interests of the corporation; and

(iii) In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or

(b)   He engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation, as authorized by section 30-1-202(2)(e), Idaho Code.

(2) A director's conduct with respect to an employee plan for a purpose he reasonably believed to be in the best interests of the participants in, and the beneficiaries of, the plan is conduct that satisfies the requirement of subsection (1)(a)(ii)(B) above.

(3) The termination of a proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the director did not meet the relevant standard of conduct described in this section.

(4) Unless ordered by a court under section 30-1-854(1)(c), Idaho Code, a corporation may not indemnify a director:

(a) In connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under subsection (1) of this section; or

(b) In connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled, whether or not involving action in his official capacity.

Mandatory Indemnification.

A corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Public Policy

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

The following exhibits are attached hereto:

Exhibit No.	Description of Exhibit
5.1	Opinion letter of Workland & Witherspoon, PLLC
4.1	Mines Management, Inc., 1998 Stock Option Plan
4.2	Mines Management, Inc., 1998 Incentive Stock Option Plan
4.3	Mines Management, Inc., 2003 Stock Option Plan
4.4	Mines Management, Inc., 2003 Consultant Stock Compensation Plan
23.1	Consent of Workland & Witherspoon, PLLC included in Opinion of Counsel filed as Exhibit 5.1
23.2	Consent of LeMaster & Daniels PLLC

Item 9. Undertakings.

The undersigned Registrant hereby undertakes, except as otherwise specifically provided in the rules of the Securities and Exchange Commission promulgated under the Securities Act of 1933:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement;

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered thereof and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on April 24,2003.

MINES MANAGEMENT, INC.

    /s/ Glenn Dobbs

By: _____

    Glenn Dobbs, President and
    Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatur	Title	Date
/s/ Glenn Dobbs		
_____	President, Chief Executive Officer and Director	April 24,2003
GLENN DOBBS		
/s/ Roy G. Franklin		
_____	Chief Financial Officer and Director	April 24,2003
ROY G. FRANKLIN		
/s/ William R. Green		
_____	Chairman of the Board	April 24,2003
WILLIAM R. GREEN		
/s/ Jack W Gustavel		
_____	Director	April 24,2003
JACK W. GUSTAVEL		
/s/ Robert L Russell		
_____	Director	April 24,2003
ROBERT L .RUSSELL		
/s/ Jerry G Pogue		
_____	Director	April 24,2003
JERRY G. POGUE		

EXHIBIT 4.1


MINES MANAGEMENT, INC.
1998 STOCK OPTION PLAN


MINES MANAGEMENT, INC., an Idaho corporation (the "Company"), hereby establishes and sets forth the terms of the MINES MANAGEMENT, INC., 1998 STOCK OPTION PLAN (the "Plan"), dated May 18, 1998.


ARTICLE I
Purpose of Plan


The purpose of this Plan is to provide participating employees an incentive to exert their best efforts on behalf of the Company. The Plan seeks to accomplish this purpose by giving such employees an opportunity to gain a proprietary interest in the Company in the form of Stock Options. Holders of the options are allowed to acquire stock of the Company on favorable terms. An option granted hereunder shall be referred to herein as a "Stock Option," and such options are not intended to constitute " Stock Option," as such term is defined in Section 422 of the Internal Revenue Code of 1986, as amended from time to time (the "Code").


ARTICLE 2
Administration of the Plan


2.1   This Plan shall be administered by the Board of Directors of the Company (the "Board") unless a committee of the Board is appointed in accordance with Section 2.2 or 2.4(b) below. The Board, or such committee, if appointed, will be referred to in this Plan as the "Administrative Committee."

2.2   The Board may at any time appoint a committee, consisting of not less than two (unless there shall be fewer than two Directors) of its members, to administer this Plan on behalf of the Board in accordance with such terms and conditions not inconsistent with this Plan as the Board may prescribe. The committee, after it is appointed, shall continue to serve until otherwise directed by the Board. The Board may appoint additional members to the Committee, remove members (with or without cause), fill vacancies however caused, and/or remove all members of the committee and thereafter directly administer this Plan.

2.3   A majority of the members of the Administrative Committee shall constitute a quorum, and, subject to the limitations of this Section 2, all actions of the Administrative Committee shall require the affirmative vote of members who constitute a majority of a quorum. Members of the Administrative may vote on any matters affecting the administration of, or the grant of Stock Options under, the Plan; provided, however, that no member (unless there shall be only one member) shall vote on the granting of a Stock Option to himself or herself (but a member may be counted in determining the existence of a quorum at a meeting of the Administrative Committee during which action is taken with respect to the granting of such an Stock Option).

2.4   Notwithstanding the foregoing provisions of this Section 2, if the Company registers any class of any equity security pursuant to Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act"), this Plan shall, from the effective date of registration until six months after the termination of thereof, be administered consistently with the intent that the Plan satisfies the conditions of Rule 16b-3 under the Exchange Act (including any amendments thereof and any successor provision similar thereto) so that the grant of options under this Plan, and all other actions taken with respect to the Plan, to the options granted thereunder and to the Common Stock acquired upon exercise of Stock Options, shall, to the extent possible, be exempt from the operation of Section 16(b) of the Exchange Act. in compliance with the provisions of Rule 16b-3

2.5   The following provisions shall apply to the Administrative Committee:

A.   The Administrative Committee shall have the authority (i) to administer this Plan in accordance with its express terms; (ii) to determine all questions arising in connection with the administration, interpretation, and application of this Plan, including all questions relating to the value of the Common Stock; (iii) to correct any defect, supply any information and reconcile any inconsistency in such manner and to such extent as shall be deemed necessary or advisable to carry out the purpose of this Plan; (iv) to prescribe, amend and rescind rules and regulations relating to the administration of this Plan; (v) to determine the duration and purposes of leaves of absence which may be granted to participants without constituting a termination of employment for purposes of this Plan; and (vi) to make all other determinations necessary or advisable for administration of this Plan.

B.   All determinations made by the Administrative Committee in good faith on matters referred to in this Section 2.5 shall be final, conclusive, and binding upon all persons. The Administrative Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan.

ARTICLE 3
Eligibility

3.1   An officer, director or other individual shall be eligible to participate in this Plan provided that such individual (i) is in the employ of the Company or its Affiliate, (ii) is determined by the Administrative Committee to be a key employee of the Company or its Affiliate, and (iii) is selected by the Administrative Committee to receive one or more Stock Options under this Plan. Each key employee so selected by the Administrative Committee shall hereinafter be referred to as an "Optionee."

3.2   As used in this Plan, an "Affiliate" of a corporation shall mean a "Parent corporation" of such corporation, as described in Section 424(e) of the Code, or to a "subsidiary corporation" of such corporation, as described in Section 424(f) of the Code.

3.3   No Stock Option shall be granted hereunder to a key employee who is not a resident of the State of any state, unless the Administrative Committee shall have determined, based on the advice of counsel, that the grant of such Stock Option (and the exercise thereof by the Optionee) will not violate the securities laws of the state where the Optionee resides.

ARTICLE 4
Shares Available for Stock Options

The aggregate number of shares of Common Stock reserved for issuance upon exercise of Stock Options granted under this Plan shall be FOUR HUNDRED SIXTY THOUSAND (460,000). This number shall be subject to any adjustment required or permitted by the provisions of Section 10. If any Stock Option granted under the terms of this Plan shall expire or terminate for any reason without having been exercised in frill, the unpurchased shares of Common Stock formerly subject thereto shall again be available for purposes of this Plan.

ARTICLE 5
Option Terms

5.1   With respect to each Stock Option granted to an Optionee selected by the Administrative Committee in accordance with Section 3, the Administrative Committee shall specify the following terms of the option:

A.   The number of shares of Common Stock subject to the Stock Option.

B.   The date on which the grant of the Stock Option shall be effective (the "Date of Grant").

C.   The period of time during which the Stock Option shall be exercisable, which shall in no event be more than ten (10) years from the Date of Grant of the option; provided, however, that if the Stock Option is granted to an optionee who on the Date of Grant owns, either directly or indirectly within the meaning of Section 424(d) of the Code, more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or an Affiliate of the Company, the period of time during which such Stock Option shall be exercisable shall in no event be more than five (5) years following its Date of Grant.

D.   The price or prices at which the Stock Option shall be exercisable by the Optionee (the "Option Price"); provided, however, that the Option Price shall in no event be less than the fair market value, on the Date of Grant, of the shares of Common Stock subject thereto; and provided further, that, if such Stock Option is granted to an Optionee who on the Date of Grant owns, either directly or indirectly within the meaning of Section 424(d) of the Code, more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or an Affiliate of the Company, then the Option Price shall be at least one hundred ten percent (110%) of the fair market value, on the Date of Grant, of the Common Stock subject thereto.

E. Any vesting schedule pursuant to which the right of the Optionee to exercise the Stock Option shall be contingent upon the passage of a specified period of time following its Date of Grant, it being intended that the Administrative Committee shall have complete discretion with respect to the terms of the vesting schedule, including, without limitation, discretion (i) to allow full and immediate vesting upon grant of the Stock Option, (ii) to permit partial vesting in stated percentage amounts based on the length of the holding period of the Stock Option, or (iii) to permit full vesting after a stated holding period has passed. No rights to exercise the Stock Option shall vest after the termination of an Optionee's employment with the Company, unless further vesting is expressly allowed in the written agreement evidencing the Stock Option.

F. Whether shares of Common Stock acquired upon exercise of the Stock Option will be subject to repurchase in accordance with Section 11 below.

G. Such other terms and conditions as the Administrative Committee deems advisable and as are consistent with the terms and conditions of this Plan, including, without limitation, any repurchase provisions different from those set forth in Section 11 below.

5.2 Notwithstanding any provision of this Section 5 to the contrary, no Stock Option shall be granted hereunder after the date immediately preceding the tenth (10th) anniversary of the date this Plan is adopted by the Board. Except as expressly provided herein, nothing contained in this Plan shall require that the terms and conditions of Stock Options granted hereunder be uniform.

ARTICLE 6
Limitation on Exercise of Options

The aggregate fair market value of the Common Stock with respect to which, during any calendar year, one or more Stock Options under this Plan are exercisable for the first time by an Optionee shall not exceed $100,000 (said value to be determined as of the respective Dates of Grant of such options).

ARTICLE 7
Exercise of Option

Subject to Section 6 and any terms of a Stock Option specified pursuant to Section 5, an Optionee (or the Qualified Successor, as defined in Sections 8.2 and 8.3) may exercise a Stock Option, or any part thereof (unless partial exercise is specifically prohibited by the terms of the Stock Option), by giving written notice thereof to the Company at its principal place of business. Such notice shall include a written representation that the shares to be acquired will be acquired and held for investment and not for resale or distribution and be accompanied by any documents required by Section 5.3 above. Such notice shall be accompanied by full payment of the Option Price for the shares of Common Stock for which exercise is made. Payment shall be in lawful money of the United States and shall be made in cash or by certified or cashier's check; provided, however, that in the discretion of the Administrative Committee, payment may be made, in whole or in part, in shares of Common Stock or in any other form approved by the Administrative Committee. Following the exercise of a Stock Option, the Administrative Committee shall cause any information statement which may be required by the Code to be furnished to the optionee within the time and in the manner prescribed by law.

ARTICLE 8
Transferability of Options

8.1   Except as provided in Sections 8.2, 8.3 and 8.4 below, no Stock Option shall be transferable or exercisable by any person other than the Optionee to whom such Stock Option was originally granted.

8.2   In the event of the demise of an optionee while in the employ of the Company, any Stock Options held by the Optionee shall pass to the person or persons entitled thereto under the will of the Optionee or applicable laws of descent and distribution (such person or persons are sometimes herein referred to collectively as the "Qualified Successor" of the Optionee). Any right under a Stock Option which the Optionee could have exercised immediately prior to the date of his or her demise shall, subject to Section 9 below, be exercisable by the Qualified Successor for a period of one (1) year following such demise.

8.3   In the event of an Optionee's demise, after the termination of Optionee's employment on account of a Disability (as defined in Section 9.2 below) but prior to the expiration of the one (1) year period specified in Section 9.2, any right under a Stock Option which the Optionee could have exercised immediately prior to the date of his or her demise shall, subject to Section 9, pass to and be exercisable by the Qualified Successor of the Optionee until the expiration of such period of one (1) year following the date of optionee's termination.

8.4   In the event of the demise of an Optionee, after the termination of Optionee's employment for any reason other than Disability, but prior to the expiration of the three (3) month period specified in Section 9.3, any right under any Stock Option which the Optionee could have exercised immediately prior to the date of his or her demise shall, subject to Section 9, pass to and be exercisable by the Qualified Successor of the Optionee until the expiration of the three (3) months period following the date of Optionee's employment termination.

8.5   In the event two or more persons constitute the Qualified Successor of an Optionee, all rights of such Qualified Successor shall be exercisable, if at all, by the unanimous agreement of such persons.

ARTICLE 9
Termination of Options

To the extent not earlier exercised, a Stock Option shall terminate at the earliest of the following dates:

(i)   The date specified in such Stock Option, which date shall not be extended for any reason;

(ii)   One (1) year following the date of termination of the Optionee's employment with the Company on account of (a) the Optionee's demise, or (b) the Optionee's disability, as defined in Section 22(e)(3) of the Code (herein referred to as "Disability");

(iii)   Three (3) months following the date of termination of the Optionee's employment with the Company for any reason other than the Optionee's demise or Disability;

(iv)   The date of any sale, transfer or hypothecation, or any attempted sale, transfer or hypothecation, of the Stock Option, by the Optionee or his or her Qualified Successor;

(v)   The date a voluntary or involuntary petition is filed under the bankruptcy laws of the United States, or under the insolvency laws of any state, for the estate of the Optionee or his or her Qualified Successor; and

(vi)   The date specified in Section 10.2 for such termination in the event of a Terminating Event.

ARTICLE 10
Adjustments to Options

10.1   In the event there is a material alteration in the capital structure of the Company on account of a reorganization, merger, recapitalization, stock split, reverse stock split, stock dividend or otherwise, then the Administrative Committee shall make such adjustments to this Plan, and to the Stock Options then outstanding and thereafter granted under this Plan, as the Administrative Committee determines to be appropriate and equitable under the circumstances. Such adjustments may include, without limitation (a) a change in the number or kind of shares of stock of the Company covered by the Stock Options, and/or (b) a change in the Option Price payable per share; provided, however, that the aggregate Option Price applicable to the unexercised portion of existing Stock Options shall not be altered, it being intended that any adjustments made with respect to the Stock Options shall apply only to the price per share and the number of shares subject thereto. For purposes of this Section 10.1, neither (i) the issuance of additional shares of Common Stock or other securities of the Company in exchange for adequate consideration (including services), nor (ii) the conversion into Common Stock of any securities of the Company now or hereafter outstanding, shall be deemed material alterations in the capital structure of the Company. In the event the Administrative Committee shall determine that the nature of a material alteration in the capital structure of the Company is such that it is not feasible or advisable to make adjustments to this Plan or to the Stock Options granted hereunder, such event shall be deemed a Terminating Event as defined in Section 10.2 below.

10.2   In the event of (a) the dissolution or liquidation of the Company, (b) a merger or other reorganization of the Company with one or more corporations as a result of which the Company will not be a surviving corporation, (c) the sale of all or substantially all of the assets of the Company or a material division of the Company, (d) a sale or other transfer, pursuant to a tender offer or otherwise, of more than fifty percent (50%) of the then outstanding shares of Common Stock of the Company, (e) an acquisition by the Company resulting in an extraordinary expansion of the Company's business or the addition of a material new line of business, or (f) a material change in the capital structure of the Company that is subject to this Section 10.2 in accordance with the last sentence of Section 10.1 above (any of such events is herein referred to as a "Terminating Event"), the Administrative Committee shall determine whether provision will be made in connection with the Terminating Event for an appropriate assumption of the Stock Options theretofore granted under this Plan (which assumption may be effected by means of a payment to each Optionee (by the Company or any other person or entity involved in the Terminating Event), in cancellation of the Stock Options held by him or her, of the difference between the then fair market value of the aggregate number of shares of Common Stock then subject to the Stock Options and the aggregate exercise price that would have to be paid to acquire such shares) or for substitution of appropriate new options covering stock of a successor corporation to the Company or stock of an Affiliate of such successor corporation. If the Administrative Committee determines that such an appropriate assumption or substitution will be made, it shall give notice of such determination to Optionees under this Plan, and the provisions of such assumption or substitution, and any adjustments made, (i) to the number and kind of shares subject to the Stock Options outstanding under this Plan (or to options issued in substitution therefor), (ii) to the Option Prices, and/or (iii) to the terms and conditions of the Stock Options, shall be binding upon such Optionees. If the Administrative Committee determines that no such assumption or substitution will be made, it shall give notice of such determination to the optionees, whereupon each Optionee shall have the right for a period of thirty (30) days following such notice to exercise in full or in part any unexercised or unexpired Stock Options then held by him or her, without regard to any contingent vesting provision to which such Stock Options may have otherwise been subject pursuant to Section 5.1 (e). Upon the expiration of said period of thirty (30) days, all Stock Options then outstanding shall expire to the extent not earlier exercised, and this Plan shall terminate.

ARTICLE 11
Right of Repurchase

11.1   If so specified by the Administrative Committee in accordance with Section 5.1(f) above, the Company shall have the right, but not the obligation, to repurchase from an Optionee (or his or her Qualified Successor) all or part of the shares of Common Stock acquired by the optionee (or his or her Qualified Successor) upon exercise of Stock Options granted hereunder. Such right shall be exercisable at any time and from time to time during the period commencing on the date of termination of the Optionee's employment with the Company for any reason whatsoever (including the Optionee's demise or Disability) and continuing for a period of six (6) months thereafter. Such right shall apply to all shares acquired by such Optionee (or his or her Qualified Successor) upon exercise of Stock Options granted hereunder, regardless of whether acquired before or after the termination of employment. The Company's right of repurchase under this Section 11 shall be deemed exercised upon delivery of written notice of such exercise to the Optionee or his or her Qualified Successor, specifying the number of shares to be repurchased and the effective date of such repurchase, which date shall not be earlier than the date of such notice nor later than the date of termination of the Company's right of repurchase. With respect to each share to be repurchased, the repurchase price shall be the fair market value of such share as of the effective date of such repurchase, except as otherwise provided in Section 11.2. Such fair market value shall be determined in good faith by the Administrative Committee, and its determination shall be conclusive and binding on the Optionee (and his or her Qualified Successor).

11.2   If at the effective date of repurchase described in Section 11.1, the Optionee has acquired through exercise of the Stock Option a number of shares of Common Stock in excess of the product of the Applicable Percentage, as set forth in the table below, times the total number of shares subject to the Stock Option at the Date of Grant (the "Excess Shares"), then the Company may repurchase such Excess Shares at the Option Price. The Applicable Percentage shall be based on the time elapsed between (i) the date the Optionee is hired, or such other date as may be specified by the Administrative Committee at the time the Stock Option is granted to the Optionee, (the "Computation Date"), and (b) the date on which the employment of optionee terminates, as follows:

Time Elapsed Since Computation Date	Applicable Percentage
Less than one (1) year	0%
At least one (1) but less than two (2) years	40%
At least two (2) but less than three (3) years	80%

In the event the Company exercises its right under Section 11.1 to repurchase less than all the shares held by the Optionee, the shares repurchased shall be deemed to be Excess Shares, to the extent thereof.

11.3   Any right of repurchase of the Company under this Section 11 shall terminate upon the occurrence of a Terminating Event in connection with which the Administrative Committee determines, pursuant to Section 10.2, that no assumption of or substitution for Stock Options will be made.

ARTICLE 12
Termination and Amendment

12.1   Unless earlier terminated as provided below, this Plan shall terminate on, and no Stock Option shall be granted under this Plan after, the tenth (10th) anniversary of the date immediately preceding the date this Plan is adopted by the Board. Such termination shall not affect the rights of the Administrative Committee or the Company under the Plan (including, but not limited to, rights under Section 10 and Section 11 above) with respect to any Stock Options theretofore granted or shares of Common Stock issued upon exercise thereof.

12.2   The Board may at any time terminate, suspend or amend the terms of this Plan; provided, however, that, except as provided in Section 10 above, the Board may not, without prior approval by holders of shares of Common Stock constituting at least a majority of the shares of Common Stock represented in person or by proxy at the meeting at which such approval is sought:

(i)   Change the aggregate number of shares of Common Stock reserved for issuance upon exercise of Stock Options granted under this Plan;

(ii)   Increase the period during which Stock Options may be granted or exercised;

(iii)   Change the class of employees who are eligible to receive Stock Options under this Plan; or

12.3   Notwithstanding the above, the Administrative Committee may, subject to the terms and conditions of this Plan, grant additional Stock Options to an Optionee (if such Optionee is otherwise eligible) or, with the consent of the Optionee, grant a new Stock Option in lieu of an outstanding Stock Option, for a number of shares, at an Option Price and for a term which is greater or less than that of the earlier Stock Option.

12.4   No Stock Option may be granted during any suspension, or after termination, of this Plan. Amendment, suspension or termination of this Plan shall not, without the consent of the Optionee, alter or impair any rights or obligations with respect to any Stock Option theretofore granted or shares of Common Stock acquired upon exercise thereof.

ARTICLE 13
Option Agreement and Legend Requirement

Each Stock Option granted hereunder shall be evidenced by a written agreement executed by the Company and the Optionee. Such agreement shall contain the terms of the Stock Option specified by Section 5, together with other terms, conditions, and provisions that the Administrative Committee deems advisable and that are not inconsistent with the terms and conditions of this Plan. Such agreement shall also provide that, by accepting a Stock Option granted under this Plan, the Optionee, for himself or herself, for his or her Qualified Successor, and for his or her heirs, successors and assigns:

(i)   Recognizes, agrees and acknowledges that no registration statement under the Securities Act of 1933, as amended (the "1933 Act"), or under any state securities laws, will have been filed as to either the Stock Option or any shares of Common Stock that may be acquired upon exercise of such Stock Option;

(ii)   Warrants and represents that the Stock Option and any shares of Common Stock of the Company acquired upon exercise of the Option will be acquired and held by the Optionee for the Optionee's own account, for investment purposes only, and not with a view towards the distribution or public offering thereof nor with any present intention of reselling or distributing the same at any particular future time;

(iii)   Acknowledges and consents to the appearance of a printed legend on the back of each stock certificate representing shares of Common Stock issued upon exercise of the Stock Option, which legend shall read as follows:

NOTICE: RESTRICTION ON TRANSFER

The securities represented hereby have not been registered under the Securities Act of 1933 or any state securities laws, and may not be offered, sold, transferred, encumbered or otherwise disposed of except upon satisfaction of certain conditions set forth in the 1998 MINES MANAGEMENT, INC. Stock Option Plan. Information concerning these restrictions may be obtained from the corporation or its legal counsel. Any offer or disposition of these securities without satisfaction of such conditions will be wrongful and will not entitle the transferee to register ownership of the securities with the corporation. These securities may also be subject to repurchase by the corporation upon certain terms and conditions set forth in said documents.

(iv) Agrees not to sell, transfer or otherwise dispose of any shares of Common Stock that may be acquired upon exercise of the Stock Option unless (i) there is an effective registration statement under the 1933 Act covering the proposed disposition and compliance with governing state securities laws, (ii) the Optionee delivers to the Company, at the Optionee's expense, a "no-action" letter or similar interpretative opinion, satisfactory in form and substance to the Company, from the staff of each appropriate securities agency, to the effect that such shares may be disposed of by the Optionee in the manner proposed, or (iii) the Optionee delivers to the Company, at the Optionee's expense, a legal opinion, satisfactory in form and substance to the Company, of legal counsel designated by the Optionee and satisfactory to the Company, to the effect that the proposed disposition is exempt from registration under the 1933 Act and governing state securities laws; and

(v) Agrees to indemnify the Company and hold it harmless from and against any loss, claim or liability, including attorney's fees or other legal expenses incurred in the defense thereof, incurred by the Company as a result of any breach by the Optionee of, or any inaccuracy in, any representation, warranty, covenant or other provision contained in such agreement.

If a registration statement under the 1933 Act is hereafter filed with respect to Stock Options granted or to be granted hereunder and the shares of Common Stock that may be acquired upon exercise of such Stock Options, then, following the effectiveness of such registration statement, the provisions in agreements representing Stock Options that would otherwise be required by this Section 13 may, in the discretion of the Administrative Committee, be modified or eliminated.

ARTICLE 14
Miscellaneous Provisions

14.1 Nothing contained in this Plan shall obligate the Company to employ an Optionee for any period, nor shall this Plan interfere in any way with the right of the Company to reduce such Optionee's compensation.

14.2 The provisions of this Plan, each Stock Option issued to an Optionee hereunder, and the agreement evidencing such Stock Option under Section 13 above shall be binding upon the Optionee, and his or her Qualified Successor, heirs, successors and assigns.

14.3 This Plan shall be construed, administered and enforced in accordance with the laws of the United States, to the extent applicable hereto, as well as the laws of the State of Washington.

ARTICLE 15
Effective Date of Plan

This Plan shall be effective upon adoption of a resolution of the Board approving it; and it shall be subject to approval, within twelve (12) months before or after the date it is adopted by the Board, by holders of shares of Common Stock constituting at least a majority of the shares of Common Stock represented in person or by proxy at a meeting at which such approval is sought. If the shareholder approval and notification requirements have not been satisfied on or prior to May 18, 1999 this Plan, and any Stock Options granted hereunder prior to such date, shall be void.

This Plan is adopted this 18th day of May, 1998.

MINES MANAGEMENT, INC.

By: _____   _____
    William R. Green, President

EXHIBIT 4.2


MINES MANAGEMENT, INC.
1998 INCENTIVE STOCK OPTION PLAN


MINES MANAGEMENT, INC., an Idaho corporation (the "Company"), hereby establishes and sets forth the terms of the MINES MANAGEMENT, INC., 1998 INCENTIVE STOCK OPTION PLAN (the "Plan"), dated May 18, 1998.


ARTICLE I
Purpose of Plan


The purpose of this Plan is to provide participating employees an incentive to exert their best efforts on behalf of the Company. The Plan seeks to accomplish this purpose by giving such employees an opportunity to gain a proprietary interest in the Company in the form of Incentive Stock Options. Holders of the options are allowed to acquire stock of the Company on favorable terms. An option granted hereunder shall be referred to herein as a "Incentive Stock Option," and such options are intended to constitute an "Incentive Stock Option," as such term is defined in Section 422 of the Internal Revenue Code of 1986, as amended from time to time (the "Code").


ARTICLE 2
Administration of the Plan


2.1   This Plan shall be administered by the Board of Directors of the Company (the "Board") unless a committee of the Board is appointed in accordance with Section 2.2 or 2.4(b) below. The Board, or such committee, if appointed, will be referred to in this Plan as the "Administrative Committee."

2.2   The Board may at any time appoint a committee, consisting of not less than two (unless there shall be fewer than two Directors) of its members, to administer this Plan on behalf of the Board in accordance with such terms and conditions not inconsistent with this Plan as the Board may prescribe. The committee, after it is appointed, shall continue to serve until otherwise directed by the Board. The Board may appoint additional members to the Committee, remove members (with or without cause), fill vacancies however caused, and/or remove all members of the committee and thereafter directly administer this Plan.

2.3   A majority of the members of the Administrative Committee shall constitute a quorum, and, subject to the limitations of this Section 2, all actions of the Administrative Committee shall require the affirmative vote of members who constitute a majority of a quorum. Members of the Administrative may vote on any matters affecting the administration of, or the grant of Incentive Stock Options under, the Plan; provided, however, that no member (unless there shall be only one member) shall vote on the granting of a Incentive Stock Option to himself or herself (but a member may be counted in determining the existence of a quorum at a meeting of the Administrative Committee during which action is taken with respect to the granting of such an Incentive Stock Option).

2.4 Notwithstanding the foregoing provisions of this Section 2, if the Company registers any class of any equity security pursuant to Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act"), this Plan shall, from the effective date of registration until six months after the termination of thereof, be administered consistently with the intent that the Plan satisfies the conditions of Rule 16b-3 under the Exchange Act (including any amendments thereof and any successor provision similar thereto) so that the grant of options under this Plan, and all other actions taken with respect to the Plan, to the options granted thereunder and to the Common Stock acquired upon exercise of Incentive Stock Options, shall, to the extent possible, be exempt from the operation of Section 16(b) of the Exchange Act. in compliance with the provisions of Rule 16b-3

2.5 The following provisions shall apply to the Administrative Committee:

A. The Administrative Committee shall have the authority (i) to administer this Plan in accordance with its express terms; (ii) to determine all questions arising in connection with the administration, interpretation, and application of this Plan, including all questions relating to the value of the Common Stock; (iii) to correct any defect, supply any information and reconcile any inconsistency in such manner and to such extent as shall be deemed necessary or advisable to carry out the purpose of this Plan; (iv) to prescribe, amend and rescind rules and regulations relating to the administration of this Plan; (v) to determine the duration and purposes of leaves of absence which may be granted to participants without constituting a termination of employment for purposes of this Plan; and (vi) to make all other determinations necessary or advisable for administration of this Plan.

B. All determinations made by the Administrative Committee in good faith on matters referred to in this Section 2.5 shall be final, conclusive, and binding upon all persons. The Administrative Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan.

ARTICLE 3
Eligibility

3.1 An officer, director or other individual shall be eligible to participate in this Plan provided that such individual (i) is in the employ of the Company or its Affiliate, (ii) is determined by the Administrative Committee to be a key employee of the Company or its Affiliate, and (iii) is selected by the Administrative Committee to receive one or more Incentive Stock Options under this Plan. Each key employee so selected by the Administrative Committee shall hereinafter be referred to as an "Optionee."

3.2 As used in this Plan, an "Affiliate" of a corporation shall mean a "Parent corporation" of such corporation, as described in Section 424(e) of the Code, or to a "subsidiary corporation" of such corporation, as described in Section 424(f) of the Code.

3.3 No Incentive Stock Option shall be granted hereunder to a key employee who is not a resident of the State of any state, unless the Administrative Committee shall have determined, based on the advice of counsel, that the grant of such Incentive Stock Option (and the exercise thereof by the Optionee) will not violate the securities laws of the state where the Optionee resides.

ARTICLE 4
Shares Available for Incentive Stock Options

The aggregate number of shares of Common Stock reserved for issuance upon exercise of Incentive Stock Options granted under this Plan shall be FOUR HUNDRED SIXTY THOUSAND (460,000). This number shall be subject to any adjustment required or permitted by the provisions of Section 10. If any Incentive Stock Option granted under the terms of this Plan shall expire or terminate for any reason without having been exercised in frill, the unpurchased shares of Common Stock formerly subject thereto shall again be available for purposes of this Plan.

ARTICLE 5
Option Terms

5.1   With respect to each Incentive Stock Option granted to an Optionee selected by the Administrative Committee in accordance with Section 3, the Administrative Committee shall specify the following terms of the option:

A.   The number of shares of Common Stock subject to the Incentive Stock Option.

B.   The date on which the grant of the Incentive Stock Option shall be effective (the "Date of Grant").

C.   The period of time during which the Incentive Stock Option shall be exercisable, which shall in no event be more than ten (10) years from the Date of Grant of the option; provided, however, that if the Incentive Stock Option is granted to an optionee who on the Date of Grant owns, either directly or indirectly within the meaning of Section 424(d) of the Code, more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or an Affiliate of the Company, the period of time during which such Incentive Stock Option shall be exercisable shall in no event be more than five (5) years following its Date of Grant.

D.   The price or prices at which the Incentive Incentive Stock Option shall be exercisable by the Optionee (the "Option Price"); provided, however, that the Option Price shall in no event be less than the fair market value, on the Date of Grant, of the shares of Common Stock subject thereto; and provided further, that, if such Incentive Stock Option is granted to an Optionee who on the Date of Grant owns, either directly or indirectly within the meaning of Section 424(d) of the Code, more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or an Affiliate of the Company, then the Option Price shall be at least one hundred ten percent (110%) of the fair market value, on the Date of Grant, of the Common Stock subject thereto.

E.   Any vesting schedule pursuant to which the right of the Optionee to exercise the Incentive Stock Option shall be contingent upon the passage of a specified period of time following its Date of Grant, it being intended that the Administrative Committee shall have complete discretion with respect to the terms of the vesting schedule, including, without limitation, discretion (i) to allow full and immediate vesting upon grant of the Incentive Stock Option,

(ii) to permit partial vesting in stated percentage amounts based on the length of the holding period of the Incentive Stock Option, or (iii) to permit full vesting after a stated holding period has passed. No rights to exercise the Incentive Stock Option shall vest after the termination of an Optionee's employment with the Company, unless further vesting is expressly allowed in the written agreement evidencing the Incentive Stock Option.

F.   Whether shares of Common Stock acquired upon exercise of the Incentive Stock Option will be subject to repurchase in accordance with Section 11 below.

G.   Such other terms and conditions as the Administrative Committee deems advisable and as are consistent with the terms and conditions of this Plan, including, without limitation, any repurchase provisions different from those set forth in Section 11 below.

5.2   Notwithstanding any provision of this Section 5 to the contrary, no Incentive Stock Option shall be granted hereunder after the date immediately preceding the tenth (10th) anniversary of the date this Plan is adopted by the Board. Except as expressly provided herein, nothing contained in this Plan shall require that the terms and conditions of Incentive Stock Options granted hereunder be uniform.

ARTICLE 6
Limitation on Exercise of Options

The aggregate fair market value of the Common Stock with respect to which, during any calendar year, one or more Incentive Stock Options under this Plan are exercisable for the first time by an Optionee shall not exceed $100,000 (said value to be determined as of the respective Dates of Grant of such options).

ARTICLE 7
Exercise of Option

Subject to Section 6 and any terms of a Incentive Stock Option specified pursuant to Section 5, an Optionee (or the Qualified Successor, as defined in Sections 8.2 and 8.3) may exercise a Incentive Stock Option, or any part thereof (unless partial exercise is specifically prohibited by the terms of the Incentive Stock Option), by giving written notice thereof to the Company at its principal place of business. Such notice shall include a written representation that the shares to be acquired will be acquired and held for investment and not for resale or distribution and be accompanied by any documents required by Section 5.3 above. Such notice shall be accompanied by full payment of the Option Price for the shares of Common Stock for which exercise is made. Payment shall be in lawful money of the United States and shall be made in cash or by certified or cashier's check; provided, however, that in the discretion of the Administrative Committee, payment may be made, in whole or in part, in shares of Common Stock or in any other form approved by the Administrative Committee. Following the exercise of a Incentive Stock Option, the Administrative Committee shall cause any information statement which may be required by the Code to be furnished to the optionee within the time and in the manner prescribed by law.

ARTICLE 8
Transferability of Options

8.1   Except as provided in Sections 8.2, 8.3 and 8.4 below, no Incentive Stock Option shall be transferable or exercisable by any person other than the Optionee to whom such Incentive Stock Option was originally granted.

8.2   In the event of the demise of an optionee while in the employ of the Company, any Incentive Stock Options held by the Optionee shall pass to the person or persons entitled thereto under the will of the Optionee or applicable laws of descent and distribution (such person or persons are sometimes herein referred to collectively as the "Qualified Successor" of the Optionee). Any right under a Incentive Stock Option which the Optionee could have exercised immediately prior to the date of his or her demise shall, subject to Section 9 below, be exercisable by the Qualified Successor for a period of one (1) year following such demise.

8.3   In the event of an Optionee's demise, after the termination of Optionee's employment on account of a Disability (as defined in Section 9.2 below) but prior to the expiration of the one (1) year period specified in Section 9.2, any right under a Incentive Stock Option which the Optionee could have exercised immediately prior to the date of his or her demise shall, subject to Section 9, pass to and be exercisable by the Qualified Successor of the Optionee until the expiration of such period of one (1) year following the date of optionee's termination.

8.4   In the event of the demise of an Optionee, after the termination of Optionee's employment for any reason other than Disability, but prior to the expiration of the three (3) month period specified in Section 9.3, any right under any Incentive Stock Option which the Optionee could have exercised immediately prior to the date of his or her demise shall, subject to Section 9, pass to and be exercisable by the Qualified Successor of the Optionee until the expiration of the three (3) months period following the date of Optionee's employment termination.

8.5   In the event two or more persons constitute the Qualified Successor of an Optionee, all rights of such Qualified Successor shall be exercisable, if at all, by the unanimous agreement of such persons.

ARTICLE 9
Termination of Options

To the extent not earlier exercised, a Incentive Stock Option shall terminate at the earliest of the following dates:

(i)   The date specified in such Incentive Stock Option, which date shall not be extended for any reason;

(iii)   One (1) year following the date of termination of the Optionee's employment with the Company on account of (a) the Optionee's demise, or (b) the Optionee's disability, as defined in Section 22(e)(3) of the Code (herein referred to as "Disability");

(iii)   Three (3) months following the date of termination of the Optionee's employment with the Company for any reason other than the Optionee's demise or Disability;

(iv)   The date of any sale, transfer or hypothecation, or any attempted sale, transfer or hypothecation, of the Incentive Stock Option, by the Optionee or his or her Qualified Successor;

(v)   The date a voluntary or involuntary petition is filed under the bankruptcy laws of the United States, or under the insolvency laws of any state, for the estate of the Optionee or his or her Qualified Successor; and

(vi)   The date specified in Section 10.2 for such termination in the event of a Terminating Event.

ARTICLE 10
Adjustments to Options

10.1   In the event there is a material alteration in the capital structure of the Company on account of a reorganization, merger, recapitalization, stock split, reverse stock split, stock dividend or otherwise, then the Administrative Committee shall make such adjustments to this Plan, and to the Incentive Stock Options then outstanding and thereafter granted under this Plan, as the Administrative Committee determines to be appropriate and equitable under the circumstances. Such adjustments may include, without limitation (a) a change in the number or kind of shares of stock of the Company covered by the Incentive Stock Options, and/or (b) a change in the Option Price payable per share; provided, however, that the aggregate Option Price applicable to the unexercised portion of existing Incentive Stock Options shall not be altered, it being intended that any adjustments made with respect to the Incentive Stock Options shall apply only to the price per share and the number of shares subject thereto. For purposes of this Section 10.1, neither (i) the issuance of additional shares of Common Stock or other securities of the Company in exchange for adequate consideration (including services), nor (ii) the conversion into Common Stock of any securities of the Company now or hereafter outstanding, shall be deemed material alterations in the capital structure of the Company. In the event the Administrative Committee shall determine that the nature of a material alteration in the capital structure of the Company is such that it is not feasible or advisable to make adjustments to this Plan or to the Incentive Stock Options granted hereunder, such event shall be deemed a Terminating Event as defined in Section 10.2 below.

10.2   In the event of (a) the dissolution or liquidation of the Company, (b) a merger or other reorganization of the Company with one or more corporations as a result of which the Company will not be a surviving corporation, (c) the sale of all or substantially all of the assets of the Company or a material division of the Company, (d) a sale or other transfer, pursuant to a tender offer or otherwise, of more than fifty percent (50%) of the then outstanding shares of Common Stock of the Company, (e) an acquisition by the Company resulting in an extraordinary expansion of the Company's business or the addition of a material new line of business, or (f) a material change in the capital structure of the Company that is subject to this Section 10.2 in accordance with the last sentence of Section 10.1 above (any of such events is herein referred to as a

"Terminating Event"), the Administrative Committee shall determine whether provision will be made in connection with the Terminating Event for an appropriate assumption of the Incentive Stock Options theretofore granted under this Plan (which assumption may be effected by means of a payment to each Optionee (by the Company or any other person or entity involved in the Terminating Event), in cancellation of the Incentive Stock Options held by him or her, of the difference between the then fair market value of the aggregate number of shares of Common Stock then subject to the Incentive Stock Options and the aggregate exercise price that would have to be paid to acquire such shares) or for substitution of appropriate new options covering stock of a successor corporation to the Company or stock of an Affiliate of such successor corporation. If the Administrative Committee determines that such an appropriate assumption or substitution will be made, it shall give notice of such determination to Optionees under this Plan, and the provisions of such assumption or substitution, and any adjustments made, (i) to the number and kind of shares subject to the Incentive Stock Options outstanding under this Plan (or to options issued in substitution therefor), (ii) to the Option Prices, and/or (iii) to the terms and conditions of the Incentive Stock Options, shall be binding upon such Optionees. If the Administrative Committee determines that no such assumption or substitution will be made, it shall give notice of such determination to the optionees, whereupon each Optionee shall have the right for a period of thirty (30) days following such notice to exercise in full or in part any unexercised or unexpired Incentive Stock Options then held by him or her, without regard to any contingent vesting provision to which such Incentive Stock Options may have otherwise been subject pursuant to Section 5.1 (e). Upon the expiration of said period of thirty (30) days, all Incentive Stock Options then outstanding shall expire to the extent not earlier exercised, and this Plan shall terminate.

ARTICLE 11
Right of Repurchase

11.1   If so specified by the Administrative Committee in accordance with Section 5.1(f) above, the Company shall have the right, but not the obligation, to repurchase from an Optionee (or his or her Qualified Successor) all or part of the shares of Common Stock acquired by the optionee (or his or her Qualified Successor) upon exercise of Incentive Stock Options granted hereunder. Such right shall be exercisable at any time and from time to time during the period commencing on the date of termination of the Optionee's employment with the Company for any reason whatsoever (including the Optionee's demise or Disability) and continuing for a period of six (6) months thereafter. Such right shall apply to all shares acquired by such Optionee (or his or her Qualified Successor) upon exercise of Incentive Stock Options granted hereunder, regardless of whether acquired before or after the termination of employment. The Company's right of repurchase under this Section 11 shall be deemed exercised upon delivery of written notice of such exercise to the Optionee or his or her Qualified Successor, specifying the number of shares to be repurchased and the effective date of such repurchase, which date shall not be earlier than the date of such notice nor later than the date of termination of the Company's right of repurchase. With respect to each share to be repurchased, the repurchase price shall be the fair market value of such share as of the effective date of such repurchase, except as otherwise provided in Section 11.2. Such fair market value shall be determined in good faith by the Administrative Committee, and its determination shall be conclusive and binding on the Optionee (and his or her Qualified Successor).

11.2 If at the effective date of repurchase described in Section 11.1, the Optionee has acquired through exercise of the Incentive Stock Option a number of shares of Common Stock in excess of the product of the Applicable Percentage, as set forth in the table below, times the total number of shares subject to the Incentive Stock Option at the Date of Grant (the "Excess Shares"), then the Company may repurchase such Excess Shares at the Option Price. The Applicable Percentage shall be based on the time elapsed between (i) the date the Optionee is hired, or such other date as may be specified by the Administrative Committee at the time the Incentive Stock Option is granted to the Optionee, (the "Computation Date"), and (b) the date on which the employment of optionee terminates, as follows:

Time Elapsed Since Computation Date	Applicable Percentage
Less than one (1) year	0%
At least one (1) but less than two (2) years	40%
At least two (2) but less than three (3) years	80%

In the event the Company exercises its right under Section 11.1 to repurchase less than all the shares held by the Optionee, the shares repurchased shall be deemed to be Excess Shares, to the extent thereof.

11.3 Any right of repurchase of the Company under this Section 11 shall terminate upon the occurrence of a Terminating Event in connection with which the Administrative Committee determines, pursuant to Section 10.2, that no assumption of or substitution for Incentive Stock Options will be made.

ARTICLE 12
Termination and Amendment

12.1 Unless earlier terminated as provided below, this Plan shall terminate on, and no Incentive Stock Option shall be granted under this Plan after, the tenth (10th) anniversary of the date immediately preceding the date this Plan is adopted by the Board. Such termination shall not affect the rights of the Administrative Committee or the Company under the Plan (including, but not limited to, rights under Section 10 and Section 11 above) with respect to any Incentive Stock Options theretofore granted or shares of Common Stock issued upon exercise thereof.

12.2 The Board may at any time terminate, suspend or amend the terms of this Plan; provided, however, that, except as provided in Section 10 above, the Board may not, without prior approval by holders of shares of Common Stock constituting at least a majority of the shares of Common Stock represented in person or by proxy at the meeting at which such approval is sought:

(i) Change the aggregate number of shares of Common Stock reserved for issuance upon exercise of Incentive Stock Options granted under this Plan;

(ii)   Increase the period during which Incentive Stock Options may be granted or exercised;

(iii)   Change the class of employees who are eligible to receive Incentive Stock Options under this Plan; or

12.3   Notwithstanding the above, the Administrative Committee may, subject to the terms and conditions of this Plan, grant additional Incentive Stock Options to an Optionee (if such Optionee is otherwise eligible) or, with the consent of the Optionee, grant a new Incentive Stock Option in lieu of an outstanding Incentive Stock Option, for a number of shares, at an Option Price and for a term which is greater or less than that of the earlier Incentive Stock Option.

12.4   No Incentive Stock Option may be granted during any suspension, or after termination, of this Plan. Amendment, suspension or termination of this Plan shall not, without the consent of the Optionee, alter or impair any rights or obligations with respect to any Incentive Stock Option theretofore granted or shares of Common Stock acquired upon exercise thereof.

ARTICLE 13
Option Agreement and Legend Requirement

Each Incentive Stock Option granted hereunder shall be evidenced by a written agreement executed by the Company and the Optionee. Such agreement shall contain the terms of the Incentive Stock Option specified by Section 5, together with other terms, conditions, and provisions that the Administrative Committee deems advisable and that are not inconsistent with the terms and conditions of this Plan. Such agreement shall also provide that, by accepting a Incentive Stock Option granted under this Plan, the optionee, for himself or herself, for his or her Qualified Successor, and for his or her heirs, successors and assigns:

(i)   Recognizes, agrees and acknowledges that no registration statement under the Securities Act of 1933, as amended (the "1933 Act"), or under any state securities laws, will have been filed as to either the Incentive Stock Option or any shares of Common Stock that may be acquired upon exercise of such Incentive Stock Option;

(ii)   Warrants and represents that the Incentive Stock Option and any shares of Common Stock of the Company acquired upon exercise of the Option will be acquired and held by the Optionee for the Optionee's own account, for investment purposes only, and not with a view towards the distribution or public offering thereof nor with any present intention of reselling or distributing the same at any particular future time;

(iii)   Acknowledges and consents to the appearance of a printed legend on the back of each stock certificate representing shares of Common Stock issued upon exercise of the Incentive Stock Option, which legend shall read as follows:

NOTICE: RESTRICTION ON TRANSFER

> The securities represented hereby have not been registered under the Securities Act of 1933 or any state securities laws, and may not be offered, sold, transferred, encumbered or otherwise disposed of except upon satisfaction of certain conditions set forth in the 1998 MINES MANAGEMENT, INC. Incentive Stock Option Plan. Information concerning these restrictions may be obtained from the corporation or its legal counsel. Any offer or disposition of these securities without satisfaction of such conditions will be wrongful and will not entitle the transferee to register ownership of the securities with the corporation. These securities may also be subject to repurchase by the corporation upon certain terms and conditions set forth in said documents.

(iv)   Agrees not to sell, transfer or otherwise dispose of any shares of Common Stock that may be acquired upon exercise of the Incentive Stock Option unless (i) there is an effective registration statement under the 1933 Act covering the proposed disposition and compliance with governing state securities laws, (ii) the Optionee delivers to the Company, at the Optionee's expense, a "no-action" letter or similar interpretative opinion, satisfactory in form and substance to the Company, from the staff of each appropriate securities agency, to the effect that such shares may be disposed of by the Optionee in the manner proposed, or (iii) the Optionee delivers to the Company, at the Optionee's expense, a legal opinion, satisfactory in form and substance to the Company, of legal counsel designated by the Optionee and satisfactory to the Company, to the effect that the proposed disposition is exempt from registration under the 1933 Act and governing state securities laws; and

(v)   Agrees to indemnify the Company and hold it harmless from and against any loss, claim or liability, including attorney's fees or other legal expenses incurred in the defense thereof, incurred by the Company as a result of any breach by the Optionee of, or any inaccuracy in, any representation, warranty, covenant or other provision contained in such agreement.

If a registration statement under the 1933 Act is hereafter filed with respect to Incentive Stock Options granted or to be granted hereunder and the shares of Common Stock that may be acquired upon exercise of such Incentive Stock Options, then, following the effectiveness of such registration statement, the provisions in agreements representing Incentive Stock Options that would otherwise be required by this Section 13 may, in the discretion of the Administrative Committee, be modified or eliminated.

ARTICLE 14
Miscellaneous Provisions

14.1   Nothing contained in this Plan shall obligate the Company to employ an Optionee for any period, nor shall this Plan interfere in any way with the right of the Company to reduce such Optionee's compensation.

14.2   The provisions of this Plan, each Incentive Stock Option issued to an Optionee hereunder, and the agreement evidencing such Incentive Stock Option under Section 13 above shall be binding upon the Optionee, and his or her Qualified Successor, heirs, successors and assigns.

14.3   This Plan shall be construed, administered and enforced in accordance with the laws of the United States, to the extent applicable hereto, as well as the laws of the State of Washington.

ARTICLE 15
Effective Date of Plan

This Plan shall be effective upon adoption of a resolution of the Board approving it; and it shall be subject to approval, within twelve (12) months before or after the date it is adopted by the Board, by holders of shares of Common Stock constituting at least a majority of the shares of Common Stock represented in person or by proxy at a meeting at which such approval is sought. If the shareholder approval and notification requirements have not been satisfied on or prior to May 18, 1999 this Plan, and any Incentive Stock Options granted hereunder prior to such date, shall be void.

This Plan is adopted this 18th day of May, 1998.

MINES MANAGEMENT, INC.

By: _____   _____
    William R. Green, President

EXHIBIT 4.3


MINES MANAGEMENT, INC.

2003 STOCK OPTION PLAN


1.　　Establishment and Purposes of the Plan. The purposes of the Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees, Directors and Consultants and to promote the success of the Company's business. Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options, as determined by the Administrator at the time of grant.

2.　　Definitions. As used herein, the following definitions shall apply:

(a)　　"Administrator" means the Board or any of its Committees as shall be administering the Plan in accordance with Section 4 hereof.

(b)　　"Applicable Laws" means the requirements relating to the administration of stock option plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any other country or jurisdiction where Options are granted under the Plan.

(c)　　"Board" means the Board of Directors of the Company.

(d)　　"Change in Control" shall mean an Ownership Change Event or a series of related Ownership Change Events (collectively, a *"Transaction"*) wherein the shareholders of the Company immediately before the Transaction do not retain immediately after the Transaction, in substantially the same proportions as their ownership of shares of the Company's voting stock immediately before the Transaction, direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding voting securities of the Company or, in the case of a Transaction described in Section 2(u)(iii), the corporation or other business entity to which the assets of the Company were transferred (the *"Transferee"*), as the case may be. For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company or the Transferee, as the case may be, either directly or through one or more subsidiary corporations or other business entities. The Board shall have the right to determine whether multiple sales or exchanges of the voting securities of the Company or multiple Ownership Change Events are related, and its determination shall be final, binding and conclusive. Notwithstanding the preceding sentence, a Change in Control shall not include a distribution or transaction in which the voting stock of the Company or a Parent or Subsidiary is distributed to the shareholders of a Parent of such entity. Any change in ownership resulting from an underwritten public offering of the Common Stock or the stock of any Parent or Subsidiary shall not be deemed a change in control for any purpose hereunder.

(e)　　"Code" means the Internal Revenue Code of 1986, as amended.

(f)   "Committee" means a committee of Directors appointed by the Board in accordance with Section 4 hereof.

(g)   "Common Stock" means the Common Stock of the Company.

(h)   "Company" means Mines Management, Inc., an Idaho corporation, or any successor thereof.

(i)   "Consultant" means a person engaged to provide consulting or advisory services (other than as an Employee or a Director) to the Company or a Parent or Subsidiary, provided that the identity of such person or the nature of such services or the entity to which such services are provided would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on either the exemption from registration provided by Rule 701 under the Securities Act or, if the Company is required to file reports pursuant to Section 13 or 15(d) of the Exchange Act, registration on a Form S-8 Registration Statement under the Securities Act.

(j)   "Director" means a member of the Board.

(k)   "Disability" means total and permanent disability as defined in Section 2(e)(3) of the Code.

(l)   "Employee" means any person, including officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. A Service Provider shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor. For purposes of Incentive Stock Options, no such leave may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three (3) months following the 90th day of such leave, any Incentive Stock Option held by the Optionee shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option. Neither service as a Director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

(m)   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(n)   "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

(i)   If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the NASDAQ National Market, The NASDAQ SmallCap Market of The NASDAQ Stock Market or on the NASDAQ supervised OTC Bulletin Board, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(ii)   If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Common Stock on the day of determination; or

(iii)   In the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Administrator.

(o)   "Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

(p)   "Nonstatutory Stock Option" means an Option not intended to qualify as an Incentive Stock Option.

(q)   "Option" means a stock option granted pursuant to the Plan.

(r)   "Option Agreement" means a written or electronic agreement between the Company and an Optionee evidencing the terms and conditions of an individual Option grant. The Option Agreement is subject to the terms and conditions of the Plan.

(s)   "Optioned Stock" means the Common Stock subject to an Option.

(t)   "Optionee" means the holder of an outstanding Option granted under the Plan.

(u)   "Ownership Change Event" shall be deemed to have occurred if any of the following occurs with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the shareholders of the Company of more than fifty percent (50%) of the voting stock of the Company; (ii) a merger or consolidation in which the Company is a party; (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company; or (iv) a liquidation or dissolution of the Company.

(v)   "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(w)   "Plan" means this Stock Option Plan.

(x)   "Service Provider" means an Employee, Director or Consultant.

(y)   "Share" means a share of the Common Stock, as adjusted in accordance with Section 12 below.

(z)   "Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

2.   Stock Subject to the Plan. Subject to the provisions of Section 12 of the Plan, the maximum aggregate number of Shares that may be subject to option and sold under the Plan is one million two hundred thousand (1,200,000) Shares. The Shares may be authorized but unissued, or reacquired Common Stock.

If an Option expires or becomes unexercisable without having been exercised in full, the unpurchased Shares which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated). However, Shares that have actually been issued under the Plan, upon exercise of an Option, shall not be returned to the Plan and shall not become available for future distribution under the Plan, except that if Shares of restricted stock issued pursuant to an Option are repurchased by the Company at their original purchase price, such Shares shall become available for future grant under the Plan. However, except as adjusted pursuant to Section 12, in no event shall more than one million (1,000,000) Shares be available for issuance pursuant to the exercise of Incentive Stock Options (the "*ISO Share Issuance Limit*").

3.   Administration of the Plan.

(a)   The Plan shall be administered by the Board or a Committee appointed by the Board, which Committee shall be constituted to comply with Applicable Laws.

(b)   Powers of the Administrator. Subject to the provisions of the Plan and, in the case of a Committee, the specific duties delegated by the Board to such Committee, and subject to the approval of any relevant authorities, the Administrator shall have the authority in its discretion:

(i)   to determine the Fair Market Value;

(ii)   to select the Service Providers to whom Options may from time to time be granted hereunder;

(iii)   to determine the number of Shares to be covered by each such Option granted hereunder;

(iv)   to approve forms of agreement for use under the Plan;

(v)   to determine the terms and conditions of any Option granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Options may be exercised (which may be based on performance criteria), any vesting, acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Option or the Common Stock relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

(vi)   to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws;

(vii)   to allow Optionees to satisfy withholding tax obligations by electing to have the Company withhold from the Shares to be issued upon exercise of an Option that number of Shares having a Fair Market Value equal to the minimum amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by Optionees to have Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable; and

(viii)   to construe and interpret the terms of the Plan and Options granted pursuant to the Plan.

(c)   Effect of Administrator's Decision.   All decisions, determinations and interpretations of the Administrator shall be final and binding on all Optionees.

4.   Eligibility. Nonstatutory Stock Options may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

5.   Limitations.

(a)   Incentive Stock Option Limit. Each Option shall be designated in the Option Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Optionee during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.

(b)   At-Will Employment. Neither the Plan nor any Option shall confer upon any Optionee any right with respect to continuing the Optionee's relationship as a Service Provider with the Company, nor shall it interfere in any way with his or her right or the Company's right to terminate such relationship at any time, with or without cause, and with or without notice.

6.   Term of Plan. Subject to shareholder approval in accordance with Section 18, the Plan shall become effective upon its adoption by the Board. Unless sooner terminated under Section 14, it shall continue in effect for a term of ten (10) years from the later of (i) the effective date of the Plan, or (ii) the date of the most recent Board approval of an increase in the number of shares reserved for issuance under the Plan.

7.   Term of Option. The term of each Option shall be stated in the Option Agreement; provided, however, that the term shall be no more than ten (10) years from the date of grant thereof. In the case of an Incentive Stock Option granted to an Optionee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Option shall be five (5) years from the date of grant or such shorter term as may be provided in the Option Agreement.

8.   Option Exercise Price and Consideration.

        (a)   Exercise Price. The per share exercise price for the Shares to be issued upon exercise of an Option shall be such price as is determined by the Administrator, but shall be subject to the following:

                (i)   In the case of an Incentive Stock Option

                        (A)   granted to an Employee who, at the time of grant of such Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.

                        (B)   granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

                (ii)   In the case of a Nonstatutory Stock Option, the per Share exercise price shall be determined by the Administrator.

                (iii)   Notwithstanding the foregoing, Options may be granted with a per Share exercise price other than as required above pursuant to an assumption or substitution of another option in connection with a merger or other corporate transaction.

        (b)   Forms of Consideration. The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant). Such consideration may consist of, without limitations, (1) cash, (2) check, (3) promissory note, (4) other Shares, provided any Shares acquired from the Company, either directly or indirectly, (x) have been owned by the Optionee for more than six months on the date of surrender, and (y) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option shall be exercised, (5) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan, or (6) any combination of the foregoing methods of payment. In making its determination as to the type of consideration to accept, the Administrator shall consider if acceptance of such consideration may be reasonably expected to benefit the Company. Notwithstanding the foregoing, the Administrator may permit an Optionee to exercise his or her Option by delivery of a full-recourse promissory note secured by the purchased Shares. The terms of such promissory note shall be determined by the Administrator in its sole discretion.

9.   Exercise of Option.

        (a)   Procedure for Exercise; Rights as a Shareholder. Any Option granted hereunder shall be exercisable according to the terms hereof at such times and under such conditions as determined by the Administrator and set forth in the Option Agreement. Unless the Administrator provides otherwise, vesting of Options granted hereunder shall be suspended during any unpaid leave of absence. An Option may not be exercised for a fraction of a Share.

An Option shall be deemed exercised when the Company receives: (i) written or electronic notice of exercise (in accordance with the Option Agreement) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Option Agreement and the Plan. Shares issued upon exercise of an Option shall be issued in the name of the Optionee or, if requested by the Optionee, in the name of the Optionee and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Shares, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 12 of the Plan

Exercise of an Option in any manner shall result in a decrease in the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(b)   Termination of Relationship as a Service Provider. If an Optionee ceases to be a Service Provider, such Optionee may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of the Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for three (3) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified by the Administrator, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan

(c)   Disability of Optionee. If an Optionee ceases to be a Service Provider as a result of the Optionee's Disability, the Optionee may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for twelve (12) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(d)   Death of Optionee. If an Optionee dies while a Service Provider, the Option may be exercised within such period of time as is specified in the Option Agreement (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement), by the Optionee's designated beneficiary, provided such beneficiary has been designated prior to Optionee's death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Optionee, then such Option may be exercised by the personal representative of the Optionee's estate or by the person(s) to whom the Option is transferred pursuant to the Optionee's will or in accordance with the laws of descent and distribution. If, at the time of death, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall immediately revert to the Plan. If the Option is not so exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

10.   Limited Transferability of Options. Unless determined otherwise by the Administrator, Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the Optionee, only by the Optionee. Notwithstanding the foregoing, to the extent permitted by the Administrator, in its discretion, and set forth in the Option Agreement evidencing such Option, a Nonstatutory Stock Option shall be assignable or transferable subject to the applicable limitations, if any, described in Rule 701 under the Securities Act and the General Instructions to Form S-8 Registration Statement under the Securities Act. In addition, any transferable Option shall contain additional terms and conditions as the Administrator deems appropriate.

11.   Adjustments Upon Changes in Capitalization, Merger or Change in Control.

(a)   Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number and type of Shares which have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, the ISO Share Issuance Limit, and the number and type of Shares covered by each outstanding Option, as well as the price per Share covered by each such outstanding Option, shall be proportionately adjusted for any increase or decrease in the number or type of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company. The conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number, type or price of Shares subject to an Option.

(b)   Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Optionee as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for an Optionee to have the right to exercise his or her Option until fifteen (15) days prior to such transaction as to all of the Optioned Stock covered thereby, including Shares as to which the Option would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option applicable to any Shares purchased upon exercise of an Option shall lapse as to all such Shares, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised, an Option will terminate immediately prior to the consummation of such proposed action.

(c)   Change in Control. In the event of a Change in Control, each outstanding Option shall be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. If, in such event, the Option is not assumed or substituted, then the Optionee shall fully vest in and have the right to exercise this Option as to all of the Optioned Stock, including Shares as to which it would not otherwise be vested or exercisable. If this Option becomes fully vested and exercisable in lieu of assumption or substitution in the event of a Change in Control, the Administrator shall notify the Optionee in writing or electronically that this Option shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and this Option shall terminate upon the expiration of such period. For the purposes of this paragraph, the Option shall be considered assumed if, following the Change in Control, the Option confers the right to purchase or receive, for each Share of Optioned Stock subject to the Option immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option, for each Share of Optioned Stock subject to the Option, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change in Control.

12.   Time of Granting Options. The date of grant of an Option shall, for all purposes, be the date on which the Administrator makes the determination granting such Option, or such later date as is determined by the Administrator. Notice of the determination shall be given to each Service Provider to whom an Option is so granted within a reasonable time after the date of such grant.

13.   Amendment and Termination of the Plan.

(a)   Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

(b)   Shareholder Approval. The Board shall obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c)   Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Optionee, unless mutually agreed otherwise between the Optionee and the Administrator, which agreement must be in writing and signed by the Optionee and the Company. Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Options granted under the Plan prior to the date of such termination.

14.   Conditions Upon Issuance of Shares.

(a)   Legal Compliance. Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b)   Investment Representations. As a condition to the exercise of an Option, the Administrator may require the person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

15.   Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

16.   Reservation of Shares. The Company, during the term of this Plan, shall at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

17.   Shareholder Approval. The Plan shall be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval shall be obtained in the degree and manner required under Applicable Laws.

IN WITNESS WHEREOF, the undersigned Secretary of the Company certifies that the foregoing sets forth the Mines Management, Inc. Stock Option Plan as duly adopted by the Board on March 5, 2003.

_____
Roy Franklin, Secretary

EXHIBIT 4.4


MINES MANAGEMENT, INC.
2003 CONSULTANT STOCK COMPENSATION PLAN


1.   **PURPOSE**

The Mines Management, Inc. 2003 Consultant Stock Compensation Plan (the "Plan") is intended to promote the interests of Mines Management, Inc., an Idaho corporation (the "Company"), and any Subsidiary, by offering those outside consultants or advisors of the Company or any Subsidiary, who assist, or, as determined in the sole discretion of the Board, can assist in the development and success of the business of the Company or any Subsidiary, the opportunity to participate in a compensation plan designed to reward them for their services and to encourage and/or retain them to provide services to the Company or any Subsidiary.

2.   **DEFINITIONS**

For all purposes of this Plan, the following terms shall have the following meanings:

"Board" means the Board of Directors of the Company.

"Common Stock" means Mines Management, Inc. Common Stock, $.01 par value.

"Subsidiary" means any company of which Mines Management, Inc. owns, directly or indirectly, the majority of the combined voting power of all classes of stock.

3.   **ADMINISTRATION**

The Board will administer the Plan and take such other actions as it is authorized to take hereunder; provided that the Board may take such actions hereunder in the same manner as the Board may take other actions under the Company's certificate of incorporation and by-laws generally. In the event that the Board has appointed a committee to administer the Plan, references herein to the Board shall include such committee.

The officers of the Company or any Subsidiary will recommend to the Board persons to whom shares may be awarded. The Board shall make all final decisions with respect to the persons to whom awards shall be granted ("Participants"), the number of shares that shall be covered by each award, the time or times at which awards shall be granted, the timing of when awards shall vest, the terms and provisions of the instruments by which awards shall be evidenced, the interpretation of the Plan and all determinations necessary or advisable for its administration.

4.   **ELIGIBILITY**

Only individuals who are outside consultants or advisors of the Company or any Subsidiary that provide or agree to provide bona fide services to the Company shall be granted awards, provided such services are not in connection with:

> -the promotion of the Company's stock
> -capital raising scheme for the Company
> -arranging reverse mergers.

In addition, the Company shall not grant awards under this plan wherein it will receive a share of the proceeds of resales of the shares by the Participant(s), or where it or a promoter controls or directs the resale of the shares by the Participant(s).

5.   **STOCK SUBJECT TO THE PLAN**

The stock, which may be awarded pursuant to this Plan, shall be shares of Common Stock. When shares of Common Stock are awarded, the Company may award authorized but unissued Common Stock, or the Company may award issued Common Stock held in its treasury. The total number of shares of Common Stock, which may be granted under the Plan, shall not exceed four hundred thousand (400,000) shares in the aggregate. Any shares awarded and later forfeited are again subject to award under the Plan.

6.   **SHARE AWARDS**

6.1 Grant Of Share Awards

Except as otherwise provided herein, the Board shall have complete discretion to determine when and to which outside consultants or advisors Share Awards are to be granted, and the number of shares of Common Stock as to which Awards granted to each consultant or advisor will relate, and the terms and conditions upon which an Award may be issued (including, without limitation, the date of exercisability, exercise price and term of any Award which constitutes an option or warrant to purchase Common Stock). No grant will be made if, in the judgment of the Board, such a grant would constitute a public distribution within the meaning of the Securities Act of 1933, as amended (the Act), or the rules and regulations promulgated thereunder.

6.2 Listing and Registration of Shares

The Company may, in its reasonable discretion, postpone the issuance and/or delivery of any shares of Common Stock awarded pursuant to this Plan until completion of stock exchange listing, or registration, or other qualification of such shares under any law, rule or regulation.

6.3 Designation of Beneficiary

A Participant may, with the consent of the Board, designate a person or persons to receive, in the event of death, any shares of Common Stock to which such Participant would then be entitled pursuant to this Plan. Such designation will be made upon forms supplied by and delivered to the Board and may be revoked in writing by the Participant. If a Participant fails effectively to designate a beneficiary, then such Participant's estate will be deemed to be the beneficiary.

7.   CAPITAL ADJUSTMENTS

The number and consideration of Common Stock covered by each award granted under this Plan and the total number of shares that may be granted under the Plan shall be proportionally adjusted to reflect, subject to any required action by stockholders, any stock dividend or split, recapitalization, merger, consolidation, spin-off, reorganization, combination or exchange of shares or other similar corporate change.

8.   APPROVALS

The issuance of shares pursuant to this Plan is expressly conditioned upon obtaining all necessary approvals from all regulatory agencies from which approval is required.

9.   EFFECTIVE DATE OF PLAN

The effective date of the Plan is March 5, 2003.

10.   TERM AND AMENDMENT OF PLAN

This Plan shall expire on March 4, 2013. The Board may terminate or amend the Plan in any respect at any time, except no action of the Board or the Company's stockholders, however, may, without the consent of a Participant, alter or impair such Participant's rights under any Shares previously granted.

11.   NO RIGHT OF ASSOCIATION

Neither the action of the Company in establishing this Plan, nor any action taken by the Board or any Subsidiary, nor any provision of the Plan itself, shall be construed to limit in any way the right of the Company to terminate a Participant's association with the Company at any time.

12.   WITHHOLDING TAXES

The Company or any Subsidiary, as applicable, shall have the right to deduct withholding taxes from any payments made pursuant to the Plan or to make such other provisions as it deems necessary or appropriate to satisfy its obligations to withhold federal, state or local income or other taxes incurred by reason of payment or the issuance of Common Stock under the Plan. However, it is the intent of the Plan that all Participants are deemed to be independent contractors. Accordingly, it is the belief of the Company that if the participant is an independent contractor, the Company will not have any obligation to withhold such federal, state or local income or other taxes.

13. **PLAN NOT A TRUST**

Nothing contained in the Plan and no action taken pursuant to the Plan shall create or be construed to create a trust of any kind, or a fiduciary relationship, between the Company and any Participant, the executor, administrator or other personal representative, or designated beneficiary of such Participant, or any other persons.

14. **NOTICES**

Each Participant shall be responsible for furnishing the Company with the current and proper address for the mailing of notices and delivery of Common Stock pursuant to the Plan. Any notices required or permitted to be given shall be deemed given if addressed to the person to be notified at such address given to the Company by such person and mailed by regular United States mail, first-class and prepaid. If any item mailed to such address is returned as undeliverable to the addressee, mailing will be suspended until the Participant furnishes the proper address. This provision shall not be construed as requiring the mailing of any notice or notification if such notice is not required under the terms of the Plan or any applicable law.

15. **SEVERABILITY OF PROVISIONS**

If any provisions of this Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and this Plan shall be construed and enforced as if such provisions had not been included.

16. **HEADINGS AND CAPTIONS**

The headings and captions herein are provided for reference and convenience only, shall not be considered part of the Plan, and shall not be employed in the construction of the Plan.

17. **CONTROLLING LAW**

This Plan shall be construed and enforced according to the laws of the State of Washington to the extent not preempted by federal law, which shall otherwise control.

18. **ENFORCEMENT OF RIGHTS**

In the event the Company or a Participant is required to bring any action to enforce the terms of this Plan, the prevailing party shall be reimbursed by the non-prevailing party for all costs and fees, including actual attorney fees, for bringing and pursuing such action.

IN WITNESS WHEREOF, the undersigned Secretary of the Company certifies that the foregoing sets forth the Mines Management, Inc. 2003 Consultant Stock Compensation Plan as duly adopted by the Board on March 5, 2003.

_____
Roy Franklin, Secretary

EXHIBIT 5.1

WORKLAND & WITHERSPOON, PLLC
ATTORNEYS AT LAW
714 Washington Mutual Financial Center

James J. Workland	601 West Main Avenue	Robert R. Rowley†
Peter A. Witherspoon	Spokane, Washington 99201-0677	Eric J. Sachtjen**
Gary D. Brajcich	Telephone: (509) 455-9077	James A. McPhee
Gregory B. Lipsker	Facsimile: (509) 624-6441	
Peter E. Moye*	E-mail: workwith@workwith.com	*Also Admitted in California

†Also Admitted in Idaho

Of Counsel   **Also Admitted in Alaska
Gary C. Randall†

April 24, 2003

Mines Management, Inc.
905 W. Riverside Ave., Suite 311
Spokane, Washington 99201

Re: Registration Statement on Form S-8

Ladies and Gentlemen:

We have acted as counsel to Mines Management, Inc., an Idaho corporation (the "Company"), in connection with its Registration Statement on Form S-8 (the "Registration Statement") under the Securities Act of 1933, as amended, covering an aggregate 2,520,000 shares (the "Shares") of the Company's Common Stock, $.01 par value (the "Shares"), issuable pursuant to the Mines Management, Inc.1998 Stock Option Plan; the Mines Management, Inc., 1998 Incentive Stock Option Plan, the Mines Management, Inc., 2003 Stock Option Plan and the Mines Management, Inc., 2003 Consultant Stock Compensation Plan (collectively.

In connection therewith, and arriving at the opinion as expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company, agreements and other instruments, certificates of officers and representatives of the Company, certificates of public officials and other documents as we have deemed necessary or appropriate as a basis for the opinion expressed herein.

In connection with our examination, we have assumed the genuineness of the signatures, the authenticity of all documents tendered to us as originals, the legal capacity of natural persons and the conformity to original documents of all documents submitted to us as certified, conformed, Photostat or facsimile copies.

Based on the foregoing, and subject to the qualifications and limitations set forth herein, it is our opinion that the Shares, when issued in accordance with the Plan, will be validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and its use as part of the Registration Statement.

We are furnishing this opinion to the Company solely for its benefit in connection with the Registration Statement. It is not to be used, circulated, quoted or otherwise referred to for any other purpose. Other than the Company, no one is entitled to rely on this opinion.

Very truly yours,

Workland & Witherspoon, PLLC
     /s/ Gregory B. Lipsker
By: _____
    Gregory B. Lipsker, Esq.
    A Member of the Firm

EXHIBIT 23.2

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

We consent to incorporation by reference in this Registration Statement on Form S-8 of our report dated March 21, 2003 with respect to the financial statements of Mines Management, Inc. included in its Form 10-KSB filed with the Securities and Exchange Commission on April 15, 2003 which has been incorporated by reference in its entirety in this Registration Statement on Form S-8.

/s/ LeMaster & Daniels PLLC

_____
LeMaster & Daniels PLLC
Independent Certified Public Accountants.

Spokane, Washington
Date April 24, 2003